Exhibit 99.1

SECOND AMENDMENT TO SECURITIES PURCHASE AGREEMENT, SENIOR SECURED CONVERTIBLE PROMISSORY NOTE AND WARRANT

This Second Amendment (this “Amendment”) to that certain (i) Securities Purchase Agreement, dated as of May 4, 2023 (as amended and in effect from time to time, including by this Amendment, the “Purchase Agreement”), by and between HUB Cyber Security Ltd., a company organized under the laws of the State of Israel (the “Company”) and Lind Global Asset Management VI LLC, a Delaware limited liability company (the “Investor”), (ii) Amended and Restated Senior Secured Convertible Promissory Note, dated as of August 24, 2023, between the Company and the Investor (the “Note”) and (iii) Amended and Restated Ordinary Share Purchase Warrant, dated as of August 24, 2023, between the Company and the Investor (the “Warrant”), in each case, is made and entered into as of November 28, 2023, by and between the Company and the Investor. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

WHEREAS, the parties desire to amend the Purchase Agreement, the Note and the Warrant as set forth herein; and

WHEREAS, pursuant to Section 11.9 of the Purchase Agreement, Section 5.7 of the Note and Section 16 of the Warrant, each of the Company and the Investor may amend the Purchase Agreement, the Note, and the Warrant in a written instrument signed by the Company and the Investor.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, pursuant to Section 11.9 of the Purchase Agreement, Section 5.7 of the Note and Section 16 of the Warrant, to amend the Purchase Agreement, the Note and the Warrant as follows:

1. Definition of “First Funding Amount” in the Purchase Agreement. The definition of “First Funding Amount” in the Purchase Agreement is hereby restated to read as follows:

“First Funding Amount” means an amount equal to Six Million Five Hundred Thousand Dollars ($6,500,000); payable as (a) Four Million Five Hundred Thousand Dollars ($4,500,000) at the First Closing, (b) One Million Dollars ($1,000,000), less the Commitment Fee, as of the execution date of the First Amendment to this Agreement, dated August 23, 2023, (c) Five Hundred Thousand Dollars ($500,000), less the Commitment Fee, within five (5) Business Days following the Company providing written confirmation to the Investor that the Registration Statement has been filed with the SEC and that there is no ongoing Event of Default or that no Event of Default will occur as a result of such additional funding and (d) Five Hundred Thousand Dollars ($500,000), less the Commitment Fee, as of the execution date of the Second Amendment to this Agreement.

2. Definition of “Principal Amount” in Note. The definition of “Principal Amount” in the Note is hereby restated to be “Nine Million Six Hundred Thousand Dollars ($9,600,000)”.

3. Definition of “Second Funding Amount” in the Purchase Agreement. The definition of “Second Funding Amount” in the Note is hereby restated to be “Nine Million Five Hundred Thousand Dollars ($9,500,000)”.

4. Definition of “Second Principal Amount” in the Purchase Agreement. The definition of “Second Principal Amount” in the Note is hereby restated to be “Eleven Million Four Hundred Thousand Dollars ($11,400,000)”.

5. Restatement of Section 3.1(b) of the Note. Section 3.1(b) of the Note is hereby restated to read:

(b) Conversion Price. The “Conversion Price” means $0.35 and shall be subject to adjustment as provided herein.

6. Definition of “Exercise Price” in Warrant. The definition of “Exercise Price” in the Warrant is hereby restated to be “$0.35, as may be adjusted pursuant to the terms hereof”.

7. Restatement of Introductory Clause of Warrant. The introductory clause of the Warrant is hereby restated to read:

“HUB Cyber Security Ltd., a company organized under the laws of the State of Israel (together with any corporation which shall succeed to or assume the obligations of HUB Cyber Security Ltd. hereunder, the “Company”), hereby certifies that, for value received, Lind Global Asset Management VI LLC, a Delaware limited liability company (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company at any time during the Exercise Period (as defined in Section 9) up to 8,928,572 fully paid and non-assessable Ordinary Shares, at a purchase price per share equal to the Exercise Price (as defined in Section 9). The number of Ordinary Shares for which this Ordinary Share Purchase Warrant (this “Warrant”) is exercisable and the Exercise Price are subject to adjustment as provided herein.”

8. Registration Statement. Promptly, but in any event no later than fifteen (15) days from the date of this Amendment, the Company shall prepare and file with the SEC a Registration Statement covering the resale of all of the Investor Shares, or shall amend an existing Registration Statement to cover the additional Investor Shares issuable upon the amended and restated Note and Warrant to be issued in connection with this Amendment.

9. Conditions to Effectiveness. This Amendment shall be effective as of the date first written above upon the receipt by the Investor of this Amendment, duly executed and delivered by the Investor and the Company.

10. Continued Validity of Purchase Agreement. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect and all of the rights and obligations of each of the Investor and the Company under the Purchase Agreement are affirmed. In the event of a conflict between this Amendment and the Purchase Agreement, this Amendment shall control. All references in the Purchase Agreement or any Transaction Document shall hereafter refer to the Purchase Agreement as amended hereby. This Amendment shall be a Transaction Document for all purposes under the Purchase Agreement.

11. Fees and Expenses. On the effective date of this Amendment, the Company shall reimburse the Investor up to $15,000 for the reasonable and documented due diligence costs and fees and disbursements of Morgan, Lewis & Bockius LLP in connection with the preparation of the Amendment and the review of the Registration Statement, it being understood that Morgan, Lewis & Bockius LLP has not rendered any legal advice to the Company in connection with the transactions contemplated hereby and that the Company has relied for such matters on the advice of its own counsel. Such reimbursement shall be offset against the funding of the third tranche of the First Funding Amount as contemplated in Section 1. Except as specified above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents, including this Amendment.

12. Governing Law; Dispute Resolution. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of laws or choice of laws.

13. Counterparts. This Amendment may be executed in two or more counterparts (including facsimile or “pdf” counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In proving this Amendment it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought. Each party hereto hereby agrees that this Amendment and any other document to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Amendment or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

COMPANY:		INVESTOR:

HUB CYBER SECURITY LTD.		LIND GLOBAL ASSET MANAGEMENT VI LLC

By:	/s/ Uzi Moskovich	By:	/s/ Jeff Easton
Name:	Uzi Moskovich	Name:	Jeff Easton
Title:	Chief Executive Officer	Title:	Authorized Signatory

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